SEALSQ Announces Substantially Improved H1 2023 Financial Results as Compared to H1 2022: Reports 38% Growth in Revenue and 63% Higher Gross Profit

Schedules Conference Call for Wednesday, September 13 at 9:00am ET

o	Improved results for H1 2023 were due to the higher demand for semiconductors across all geographic regions, following semiconductor shortages triggered by the Covid pandemic

o	Expects H2 2023 revenue growth to remain strong, with FY 2023 revenue to increase by 20% as compared to FY 2022

o	2024 to be a transitional year; introduction of several next generation products to set the stage for continued growth in 2025/2026

Tortola, British Virgin Islands – September 11, 2023: SEALSQ Corp (Nasdaq: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, today announced its financial and operational results for the first half (H1) 2023 period ended June 30, 2023, expectations for the second half (H2) of the year, and growth initiatives for 2024-2026.

Carlos Moreira, CEO of SEALSQ noted, “We delivered strong H1 2023 financial and operational performance with 38% increase in revenue, 63% higher gross profit and expanded operations across all regions. These improved results can be primarily attributed to the successful implementation of our business strategy aiming to take advantage of higher demand for semiconductors due to supply chain disruption and inventory shortages related to Covid-19 pandemic. While supply chains have somewhat stabilized and are expected to return to pre-pandemic levels, we're observing a resurgence in the industry's competitive spirit as customers have the freedom to diversify their semiconductor sources without being hampered by supply shortages. That said, we remain confident and optimistic about our growth trajectory. We anticipate strong growth in revenue to continue and project our FY 2023 revenue to increase by over 20% as compared to FY 2022, but we see growth rates in H2 2023 to be somewhat slower than the first half of the year.”

Mr. Moreira continued, “We remain committed to innovation and meeting the needs of our customers in this rapidly evolving landscape. Due to our continued investments in R&D and the introduction of the next generation of products, we see that many of our customers are already looking into the future and are moving towards our latest generation of products. We believe that our focus on the development of QUASARS project, post-quantum resistant technologies, launch of the WISeSat picosatellites constellation and Matter compliant smart home products/services, will provide new high revenue streams for SEALSQ.”

H1 2023 Key Financial Milestones

•	38% increase in revenue to $14.8 million as compared to $10.7 million reported in H1 2022.

•	63% higher gross profit and improved gross margin which reached 52.8% in H1 2023 as compared to 44.7% in H1 2022.

•	Improved profitability with operating loss decreasing from 0.4 million in H1 2022 down to $0.3 million and breakeven EBITDA in H1 2023, despite G&A expenses increasing by more than $2 million due to the spin-off and Nasdaq listing.

•	Continued investments in R&D to support the development of post-quantum chip and next generations with $1.5 million invested during H1 2023.

Key Financial Metrics

A summary of the key performance metrics of SEALSQ is set out in the table below:

US GAAP (Million US$)	H1 2023	H1 2022
Net sales	14.8	10.7
Gross profit	7.8	4.8
Operating income / (loss) as reported	(0.3)	(0.4)
Net income / (loss) as reported	(0.9)	(0.2)

Non-GAAP (Million US$)
EBITDA	—	(0.2)
Adjusted net income / (loss)	(0.2)	(0.2)

Revenue

SEALSQ revenue for H1 2023 was $14.8 million, compared to $10.7 million in H1 2022, which represents a staggering 38% increase year over year. This 38% increase in revenue is due to the higher demand for semiconductors following the shortages in the industry triggered by the Covid pandemic over the last few years.

With the supply chain returning to normal, we expect competitiveness to increase in the semiconductors industry as customers are no longer limited by supply shortages and can diversify their product sources.

While we anticipate our revenue growth to continue in the second half of the year, and FY 2023 to increase by over 20% as compared to FY 2022, we have seen our customers focus on our new next-generation products which might temporarily slow our growth in 2024.

Revenue by region

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. Our operations in North America now contribute the largest part of our revenues (57%), whilst our European market remains a strong contributor with EMEA accounting for 30% of our revenue. Our focus remains on these two regions, and we continue building our sales and marketing team in these areas.

Our revenue by geographic region for the six months ended June 30, 2023 and 2022 is set forth in the following table:

Revenue by region	6 months ended June 30,
USD'000	2023 (unaudited)		2022 (unaudited)
North America	8,374	57%	6,937	65%
Europe, Middle East and Africa	4,421	30%	2,053	19%
Asia Pacific	1,956	13%	1,616	15%
Latin America	—	0%	50	0%
Total revenue	14,751		10,656

Strong demand for our IoT products in 2023

In 2022, SEALSQ started the implementation of a significant investment plan to increase its production capacity in response to customers’ expectations. We anticipate a year-on-year increase in revenue by over 20%.

Beyond 2023

SEALSQ’s parent company, WISeKey started the launch of the WISeSat picosatellites constellation which will enable the direct connection of satellites to IoT devices for authentication, completing the connection cycle from space to device through secure telecommunication means. Management expects that this will lead to a new revenue stream for SEALSQ. This technology allows for identification in remote, low connectivity areas, and will rely on our semiconductors’ technology.

SEALSQ’s R&D investment in post-quantum resistant technology is also expected to generate new revenue from next-generation semiconductors starting in 2025/2026.

However, management expects 2024 to be a transition year where the focus of customer demand will shift to the next generation of products, which is likely to impair SEALSQ’s growth temporarily in 2024 before full production of the next generation products starts in 2025/2026.

Gross Profit

Our gross margin increased by 8 percentage points from 45% in H1 2022 to 53% in H1 2023, whilst growth profit increased by 63% to $7.8 million in H1 2023, in comparison with a gross profit of $4.8 million in H1 2022. These improved results are closely linked to the 38% year-on-year increase in revenue from H1 2022 and H1 2023, and our ability to update our pricing strategy to absorb the higher raw material purchase costs caused by the shortage in semiconductors that impacted our inventory in 2022.

However, with the semiconductors supply chain back to full capacity, we expect competitiveness to increase and our gross margin to stabilize to pre-Covid levels as customers will no longer be willing to pay a premium to secure their order and circumvent any shortages.

Operating Results and EBITDA

SEALSQ’s operating loss decreased from $0.4 million in H1 2022 to $0.3 million in H1 2023 despite one-off listing-related expenses of $0.4 million incurred in H1 2023 and expenses associated with the newly created Board and management services following its Nasdaq listing in May 2023.

SEALSQ reported a breakeven EBITDA in H1 2023 compared with a negative EBITDA of $0.2 million in H1 2022.

We expect that our operating expenses to increase in future periods as our strategy includes:

•	the strengthening of our sales and marketing team to expand our customer base both in new industries and geographic regions,

•	a capital expenditure investment plan over five years started in 2022, aiming to increase our production capacity, and

•	higher R&D investments in relation to the QUASARS project for the next generation, post-quantum semiconductors.

Net Results

Net loss of $0.9 million for H1 2023 is largely related to non-cash and/or one-off factors including listing-related expenses of $0.4 million, deferred tax utilization of $0.3 million and a depreciation expense of $0.3 million.

Excluding some of these factors, SEALSQ has maintained an adjusted net loss of $0.2 million for H1 2023 and H1 2022, close to breakeven.

Liquidity and Capital Resources

Cash and cash equivalents at June 30, 2023 was $1.9 million, compared to $4.1 million at December 31, 2022. The most significant sources of funding for SEALSQ were cash generated by operating activities, research tax credits provided by the French government and loans extended by WISeKey. We anticipate that the listing of SEALSQ on the Nasdaq will allow the Company to access additional sources of capital finance its growth strategy.

Consolidated Income Statement of SEALSQ Corp.

	Unaudited 6 months ended June 30,		Year-on-Year Variance
USD'000	2023	2022

Net sales	14,751	10,656	4,095
Cost of sales	(6,760)	(6,130)	(630)
Depreciation of production assets	(201)	240	(441)
Gross profit	7,790	4,766	3,024

Other operating income	9	4	5
Research & development expenses	(1,492)	(1,161)	(331)
Selling & marketing expenses	(2,441)	(1,970)	(471)
General & administrative expenses	(4,145)	(2,022)	(2,123)
Total operating expenses	(8,069)	(5,149)	(2,920)
Operating loss	(279)	(383)	104

Non-operating income	180	469	(289)
Interest and amortization of debt discount	(143)	(155)	12
Non-operating expenses	(313)	(113)	(200)
Loss before income tax expense	(555)	(182)	(373)

Income tax income (expense)	(320)	(1)	(319)
Net loss	(875)	(183)	(692)

Outlook for the full year 2023 and beyond

In the second half of 2023, management expects revenue to remain at a similar level as H1 2023, with full year 2023 revenue to increase by over 20% as compared to full year 2022.

SEALSQ has taken several initiatives to continue growing revenue and strengthen net results.

These initiatives include:

•	Enabling clients to quickly and easily get access to Device Attestation Certificates (DACs). The service is provided by INeS, our managed “PKI as a Service” platform without the necessity to invest and to deploy any hardware infrastructure. Each manufacturer using the platform can manage the security lifecycle of certificates and devices in their own dedicated, cloud-based application. We will also be offering our complete range of FIPS Certified Secure Elements with pre-provisioning of keys and DACs ready for authentication under Matter Protocol. This strong value proposition will enable smart home device manufacturers to achieve faster time to market through cost effective and simplified design processes when designing Matter compliant smart home products.

•	The development of the QUASARS project.

•	Planned investment in new equipment to increase the production volume of semiconductors.

•	The use of our technology for the deployment of WISeSaT PocketQube Satellite constellation.

•	The strengthening of our Sales and Marketing team through new distribution partnerships.

However, management expects 2024 to be a transition year where the focus of customer demand will shift to the next generation of products, which is likely to temporarily impair SEALSQ’s growth in 2024 before full production of the next generation products starts in 2025/2026.

Non-GAAP Financial Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

Non-GAAP to GAAP Reconciliations - SEALSQ Corp.

Financial Reconciliation of GAAP to non-GAAP Results (unaudited)	6 months to June 30,	6 months to June 30,
(Million US$)	2023	2022
Operating income/(loss) as reported	(0.3)	(0.4)
Non-GAAP adjustments
Depreciation expense	0.3	0.2
EBITDA	—	(0.2)

Net income/(loss) attributable to SEALSQ as reported	(0.9)	(0.2)
Non-GAAP adjustments:
Depreciation expense	0.3	—
Listing-related professional fees	0.4	—
Adjusted net income/(loss) attributable to SEALSQ	(0.2)	(0.2)

Key Growth Drivers:

•	Scalability: A robust enhancement in production capacity, ensuring supply chain excellence.

•	Innovation: The avant-garde MS600X secure platform created significant business avenues.

•	Consistency: The Trust Services business has transformed into a consistent revenue source.

•	Expansion: Strategic US market expansion, strengthening our sales force and partnerships.

•	Futurism: Investments in Post-Quantum semiconductors and CSA’s approval for our Matter device attestation.

With the global boom in IoT, Post Quantum and AI sectors, SEALSQ’s specialization becomes increasingly vital. "Our unique positioning in the secure semiconductor sector ensures that as more devices connect securely online, SEALSQ’s prowess serves as a cornerstone," said Mr. Moreira.

As SEALSQ looks to the future, our commitment to pushing boundaries is evident. Our Quantum-Resistant USB Token demonstrator underscores the ambition to be frontrunners in Post-Quantum Hardware Security and Root-of-Trust domains.

Further enriching the portfolio is the GSMA Root-of-Trust CI provisioning services, emphasizing eSIM standard adoption. This aligns with SEALSQ commitment to underpin foundational technologies including AI, Post-Quantum, IoT, cloud computing, and 5G.

Support from global entities like the EU and US, along with landmark initiatives like the e-Chip Act, confirms a fertile macro environment, attracting burgeoning investor interest.

The company’s diversified offerings range from Multi-Factor Authentication tokens to Automotive solutions. "In this quantum era, our focus on Post-Quantum Cryptography (PQC) sets us apart, providing a shield against quantum threats," emphasized Mr. Moreira.

Conference Call

The company will host a conference call to review its results on Wednesday, September 13, at 9:00 am ET (3:00 pm CET). If you wish to join the conference call, please use the dial-in information below:

Conference ID #: 5306656

•	Toll-Free Dial-In Number: (800) 715-9871

•	International Dial-In Number: (646) 307-1963

A simultaneous webcast of the call may be accessed online via the Investors section of the company’s website, https://investors.sealsq.com/.

The archived call will also be available on the Investors section of the company's website, https://investors.sealsq.com/.

About SEALSQ:
SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

SEALSQ Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected benefits and costs of the intended spin-off transaction, the expected timing of the completion of the spin-off transaction and the transaction terms, SEALSQ’s ability to implement its growth strategies, SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.